UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

RESPONSE GENETICS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
76123U105
(CUSIP Number)
Becker Drapkin Management, L.P.
Attn: Steven R. Becker
300 Crescent Court, Suite 1111
Dallas, Texas 75201
(214) 756-6016
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 22, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	761230105

1	NAMES OF REPORTING PERSONS Becker Drapkin Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,343,618

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,343,618

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,343,618

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, PN

CUSIP No.	761230105

1	NAMES OF REPORTING PERSONS Becker Drapkin Partners (QP), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		1,197,535

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,197,535

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,197,535

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	761230105

1	NAMES OF REPORTING PERSONS Becker Drapkin Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		146,083

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		146,083

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	146,083

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	761230105

1	NAMES OF REPORTING PERSONS BC Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,343,618

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,343,618

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,343,618

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, OO

CUSIP No.	761230105

1	NAMES OF REPORTING PERSONS Steven R. Becker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF, 00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		381,679

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,343,618

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		381,679

WITH	10	SHARED DISPOSITIVE POWER

		1,343,618

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,725,297

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	761230105

1	NAMES OF REPORTING PERSONS Matthew A. Drapkin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF, 00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		114,504

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,343,618

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		114,504

WITH	10	SHARED DISPOSITIVE POWER

		1,343,618

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,458,122

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on March 10, 2010 and the Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on June 15, 2010 (as amended, the “Schedule 13D”), by the Reporting Persons with respect to the common stock (the “Common Stock”) of Response Genetics, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 2 is filed to disclose a change in beneficial ownership of each Reporting Person relating to the disposition of shares of Common Stock. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 2. Identity and Background.
Item 2(a) of the Schedule 13D is hereby amended and supplemented to add the following information for updating as of the date hereof:
On August 18, 2010, SRB Management changed its name to Becker Drapkin Management, L.P. (“BD Management”), Greenway Opportunity QP changed its name to Becker Drapkin Partners (QP), L.P. (“Becker Drapkin QP”), and Greenway Opportunity, L.P. changed its name to Becker Drapkin Partners, L.P. (“Becker Drapkin LP”). Becker Drapkin QP and Becker Drapkin LP are referred to collectively as the “Becker Drapkin Funds.” SRB Management, Greenway Opportunity QP and Greenway Opportunity, L.P. are hereinafter referred to as BD Management, Becker Drapkin QP and Becker Drapkin LP, respectively.
Item 5. Interest in Securities of the Issuer
Subparagraphs (a) through (d) of Item 5 of the Schedule 13D are hereby amended and restated as follows:
(a), (b) As of the date hereof, the Reporting Persons own an aggregate of 1,839,801 shares of Common Stock. Based upon a total of 18,302,532 outstanding shares of Common Stock, as reported in the Issuer’s quarterly report on Form 10-Q for the period ending June 30, 2010, the Reporting Persons’ shares represent approximately 10.052% of the outstanding shares of Common Stock.
Becker Drapkin QP owns 1,197,535 shares of Common Stock (the “Becker Drapkin QP Shares”), which represent approximately 6.543% of the outstanding shares of Common Stock.
Becker Drapkin LP owns 146,083 shares of Common Stock (the “Becker Drapkin LP Shares”), which represent approximately 0.798% of the outstanding shares of Common Stock.
Mr. Becker owns 381,679 shares of Common Stock (the “Becker Shares”), which represent approximately 2.085% of the outstanding shares of Common Stock.
Mr. Drapkin owns 114,504 shares of Common Stock (the “Drapkin Shares”), which represent approximately 0.626% of the outstanding shares of Common Stock.
The Becker Drapkin QP Shares and Becker Drapkin LP Shares are collectively referred to herein as the “Becker Drapkin Funds Shares”.
Becker Drapkin QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin QP Shares. Becker Drapkin QP disclaims beneficial ownership of the Becker Drapkin LP Shares, the Becker Shares and the Drapkin Shares.
Becker Drapkin LP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin LP Shares. Becker Drapkin LP disclaims beneficial ownership of the Becker Drapkin QP Shares, the Becker Shares and the Drapkin Shares.

As general partner of the Becker Drapkin Funds Shares, BD Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Becker Drapkin Funds Shares. BD Management does not own any shares of Common Stock directly and disclaims beneficial ownership of the Becker Drapkin Funds Shares.
As general partner of BD Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BD Management. BCA does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by BD Management.
Mr. Becker has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Shares. Mr. Drapkin has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Drapkin Shares. As co-managing members of BCA, each of Mr. Becker and Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA. Mr. Becker and Mr. Drapkin each disclaim beneficial ownership of any shares of Common Stock beneficially owned by BCA. Furthermore, Mr. Becker disclaims beneficial ownership of the Drapkin Shares, and Mr. Drapkin disclaims beneficial ownership of the Becker Shares.
As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.
(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons are described below:

Transaction	Effecting			Price	Description
Date	Person(s)	Shares Acquired	Shares Disposed	Per Share	of Transaction
10/07/2010	Becker Drapkin QP		46,102	$2.37	Open Market
10/07/2010	Becker Drapkin LP		5,698	$2.37	Open Market
10/08/2010	Becker Drapkin QP		22,250	$2.37	Open Market
10/08/2010	Becker Drapkin LP		2,750	$2.37	Open Market
10/13/2010	Becker Drapkin QP		44,500	$2.30	Open Market
10/13/2010	Becker Drapkin LP		5,500	$2.30	Open Market
10/22/2010	Becker Drapkin QP		87,285	$2.30	Open Market
10/22/2010	Becker Drapkin LP		12,715	$2.30	Open Market
(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is amended and supplemented to add the following information for updating as of the date hereof:
On October 27, 2010, the Reporting Persons entered into the Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description of Exhibit
1
Joint Filing Agreement, dated October 27, 2010, by and among Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin (furnished herewith)

24.1
Power of Attorney, dated October 26, 2010, signed by Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin (furnished herewith)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2010	BECKER DRAPKIN MANAGEMENT, L.P.
	By:	BC Advisors, LLC,
its general partner

By:	/s/ Ashley Sekimoto
Name:	Ashley Sekimoto
Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.
By:	Becker Drapkin Management, L.P.,
its general partner

By:	BC Advisors, LLC,
its general partner

By:	/s/ Ashley Sekimoto
Name:	Ashley Sekimoto
Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.
By:	Becker Drapkin Management, L.P.,

By:	BC Advisors, LLC,
its general partner

By:	/s/ Ashley Sekimoto
Name:	Ashley Sekimoto
Title:	Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Ashley Sekimoto
Name:	Ashley Sekimoto
Title:	Attorney-in-Fact

STEVEN R. BECKER

By:	/s/ Ashley Sekimoto
Name:	Ashley Sekimoto
Title:	Attorney-in-Fact

MATTHEW A. DRAPKIN

By:	/s/ Ashley Sekimoto
Name:	Ashley Sekimoto
Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description of Exhibit
1
Joint Filing Agreement, dated October 27, 2010, by and among Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin (furnished herewith)

24.1
Power of Attorney, dated October 26, 2010, signed by Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin (furnished herewith)